October 11, 2007

Via EDGAR and Fax

Mr. David R. Humphrey
Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549-0305

RE:  Con-way Inc.
     Letter dated October 1, 2007 concerning Form 10-K for the year ended December 31, 2006
     File No. 1-05046

Dear Mr. Humphrey:

This letter is in response to your comment letter dated October 1, 2007 concerning your review of the Con-way Inc. Form 10-K for the year ended December 31, 2006, which was filed with the SEC on February 28, 2007. The numbered responses below correspond to the numbered paragraphs in your letter.

1. In future filings, we will expand our disclosure of fuel surcharges and fuel costs in each period for which statements of operations are presented.

2. In connection with the spin-off of CFC and its subsequent bankruptcy, Con-way as the successor corporation to CNF Inc., the former parent of CFC, agreed to indemnify certain states, insurance companies and sureties against the failure of CFC to pay certain workers' compensation claims that were pending as of September 30, 1996. As a result, Con-way recognizes revisions of estimated losses related to the indemnified workers' compensation liabilities of CFC in the financial statements as discontinued operations, as these loss estimates have no relationship to any continuing operation. Workers' compensation claim settlements may extend well beyond ten years. Con-way will clarify this information in future filings.

3. In future filings, we will disclose the nature of CFC charges, as we described above and as we subsequently disclosed in Con-way's Quarterly Report on Form 10-Q for the second quarter of 2007. Although we acknowledge that Con-way's 2006 Annual Report on Form 10-K did not include such a disclosure, Con-way's second-quarter Form 10-Q included a detailed discussion of matters related to the spin-off of CFC, including the facts described in our response above. We will continue to make this disclosure in future filings, as appropriate.


In connection with our responses, Con-way acknowledges that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (503)-450-3654 if you have any further questions.

Very truly yours,

/s/ Kevin Coel
-----------------

Kevin Coel
Vice President Corporate Controller


Cc:  Kevin Schick
     Jennifer Pileggi